Exhibit 21.1

Subsidiaries of Nexters Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
Cubic Games Limited	Cyprus
Flow Research S.L.	Spain
Kadexo Limited	Cyprus
Lightmap Limited	Cyprus
Nexters Global Limited	Cyprus
Nexters Studio Armenia LLC	Armenia
Nexters Studio Kazakhstan Ltd.	Kazakhstan
NHW Limited	Cyprus
SGBOOST Limited	Cyprus